Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: RehabCare Group, Inc.
Subject Company: RehabCare Group, Inc.
Commission File Number: 001-14655
Commission File Number for Registration Statement
on Form S-4: 333-173050

Dear Colleague,
As we have continued to share in past Combining Our Strengths newsletters, we are moving forward in the planned transition and integration of Kindred and RehabCare after the close. Earlier this week both companies announced that the FTC terminated the Hart-Scott-Rodino waiting period, which is another important step for a successful close.
We received a large number of questions regarding per diem employees, so we have merged them together so as not to be repetitive. Here are the questions you asked this week:
What is the distinction between PRN and part-time employees for Kindred? If an employee currently works full-time for RehabCare and PRN for Kindred/Peoplefirst, will the combined time worked be an opportunity for overtime after the close?
At Kindred, a benefits-eligible part-time employee works between 24-29 hours per week and may elect medical, dental, PTO, 401(k) and numerous voluntary benefits. Generally, a PRN employee receives a higher rate of pay in lieu of most or all company-provided benefits. After the close, the operations of Kindred and RehabCare will be combined, therefore at that time an employee currently working a 40-hour full-time schedule for one organization and per diem at the other would be eligible for overtime pay.
I have been a Full Time employee with Kindred (Peoplefirst) for a few years, recently in late Jan. this year, I started work for RehabCare (Full Time). I did not fully leave Peoplefirst, I just dropped down from Full-time to PRN status. In my case, would my prior years of service with Peoplefirst be maintained and considered my start date after the merger, or would my years of service begin with my RehabCare start date?
In general, after the close Kindred will honor your earliest date of current employment — regardless of whether it was with RehabCare/Triumph or Kindred/Peoplefirst.
As PORT (RehabCare’s partner in New York) employees working as therapists, will there be paid holidays or will we continue the current practice of using PDO for holidays?
After the close, nothing will change in your benefits for the remainder of 2011. As we have mentioned before, we will be developing a comprehensive benefits program for the combined company for 2012. We will be communicating much more on this subject when we begin our formal open enrollment process sometime this fall.
I recently signed up for a continuing education class that is to be held in July. I planned to use my PCA dollars to be reimbursed for the class. The current RehabCare policy is that we need to first complete the class and turn in our certificate in order to be reimbursed. Is there any way I can be assured that I’ll be reimbursed after I’ve taken the course?
Your PCA will not change in 2011, so this option will still be available to you for reimbursement after completion of your course this July. After the close, current RehabCare employees will be able to use their PCA funds for the remainder of the year.
Will a new PCA benefit model be introduced for 2012?
We will be evaluating all benefits, including a PCA-like model, on a go forward basis. We will be communicating more about benefits in advance of 2012.

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Will the CE Direct program available to RehabCare nurses continue after the close? The program is beneficial as nurses can obtain CEU’s without a cost to the nurse.
As we indicated in the previous edition of Combining Our Strengths, at Kindred we value educational and leadership training programs, and we are committed to ensuring every employee has a variety of continuing educational opportunities available to them after the close. There will be no change to the current RehabCare CE Direct program through 2011 after we combine the two companies. As Kindred also has online educational opportunities, this is another area where we will look to determine best practices after the close.
Where can I find more information regarding the Kindred Executive Fellows program?
Kindred’s Executive Fellows Program has been developing nursing home Executive Directors and hospital CEO’s since 2008, with the goal of recruiting talented individuals from either within Kindred or externally. Those who enter the program are provided with knowledge, training, and diverse, hands-on experience necessary to excel as a nursing home Executive Director or hospital CEO. For more information on the program, please visit www.kindredfellow.com
Triumph Dallas and Kindred Hospital Dallas are very close to one another. Are there plans to share a CEO or will each facility have its own?
There are currently no plans for change at the facility level after the close. After the two companies have been combined, decisions of this nature will be made at the local level based on the needs of the particular market.
For those of us who travel, does Kindred have similar on-line travel arrangements such as what we use now and also on-line expense and reimbursement systems?
At Kindred, we utilize an in-house travel agency and all employees use these services for business travel. After the close, please contact Sally Meilun at 502.596.7427 or Sally.Meilun@kindredhealthcare.com if you have any questions.
We don’t currently have an on-line expense system, but we do reimburse for such expenses through direct deposit. The RehabCare on-line expense and reimbursement system, known as Concur, will remain in effect through the end of 2011. After the close, we will be reviewing
Concur and Kindred’s reimbursement systems as well as other programs to ensure the most appropriate reimbursement system is in place for the combined company beginning in 2012.
At RehabCare, therapists that travel between facilities are reimbursed $0.51 per mile. Will that reimbursement change with Kindred?
At Kindred, like at RehabCare, we reimburse for mileage based upon the current IRS business mileage rate, which for 2011 is $0.51 per mile.
Let’s say I’m a former Triumph employee with banked PTO hours, and now I’m accumulating PDO hours under the RehabCare PDO plan. If I’m an employee that’s to be termed late this year, early next will I be able to take my Triumph and accumulated RehabCare PDO hours at 100% once I’m termed?
All banked PDO/PTO hours will be paid out in one lump sum when you terminate.
If I’m an employee who is scheduled to be termed, how will severance be distributed? All in one lump sum, or during each pay check cycle after term?
In the majority of cases, severance will be paid on a regular pay cycle.
RehabCare currently offers all employees $50,000 of life insurance, for free. Is this something Kindred does as well?
At Kindred, we provide life insurance equal to one times your annual base salary to all full-time employees.
We also offer supplemental coverage that you may choose to purchase.
Please advise how Kindred will do raises since RehabCare just lowered the raises to only 1%.
As we understand, RehabCare has always allowed for merit based increases and Kindred will continue to do likewise for the combined company after the close.
Currently Triumph Hospitals use after hours service for pharmacy orders after closing. After the buy out, will Kindred continue this beneficial service?
Kindred hospitals also utilize an after-hours pharmacy service. This is an example of the operational opportunities that will be addressed post-close. We plan to draw on the best practices and operational strengths of both organizations after the close.

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When our LTACH was acquired by Triumph, there was a long period of low census because new contracts had to be obtained with the local insurance providers. This led to shift cancellations and layoffs. Will Kindred need to reapply for new insurance contracts for our LTACH again after the close? If so, is Kindred aware of this and will this be done in a timely fashion this time?
This is a great question, and Kindred is aware of the need to maintain contracts with insurance providers and we are sensitive to the impact it could have in some markets. We anticipate few to minimal interruptions as we are currently reviewing all managed care contracts in order to prioritize which contracts will need to be reassigned after the close.
We have several contracts between RehabCare and colleges in our area for student affiliations. When we become Kindred, what happens to these contracts? We have students already lined up for summer affiliations.
At Kindred, we share RehabCare’s commitment to invest in students. Due to the nature of the transaction, Kindred will simply assume the contracts with these colleges after the close.
Will Materials Management be staying at the Houston Corp. office?
After the close, we will maintain a centralized purchasing function in Houston.
Does Kindred have an online merchandise store similar to what we use now with RehabCare logos and also that we can personalize with our client logo?
Yes, we have an online store called ShopKindred that enables employees to order a wide array of merchandise. If there is a client need to personalize with their logo, we would certainly be able to meet that need.
While we move forward, I want to remind everyone that until the close of the transaction, Kindred and RehabCare are competitors. From a legal and business perspective, it is critically important to maintain the businesses as completely independent from one another.
As I have stated in previous editions, I encourage everyone to submit any and all questions you may have regarding the planned transition to asktheceo@rehabcare.com or share it with
Patti Williams (corporate)
at pswilliams@rehabcare.com,
Brock Hardaway (Triumph)
at bhardaway@triumph-healthcare.com,
Mary Pat Welc (HRS)
at mpwelc@rehabcare.com,
or Pat Henry (SRS)
at pmhenry@rehabcare.com.
Thank you for your support and continued patience as we move through this process.
Thanks for all you do!

Benjamin A. Breier
Chief Operating Officer
Kindred Healthcare

Please feel free to print this out and post it on your bulletin board.

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Additional Information About this Transaction
In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has been declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www. kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.RehabCare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in Kindred’s joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.